 As Corrected

Filed Pursuant to Rule 433

Registration No. 333-170622

FIRST PACTRUST BANCORP, INC.

$45,000,000

 7.50% SENIOR NOTES DUE APRIL 15, 2020

FINAL TERMS AND CONDITIONS

Issuer:	First PacTrust Bancorp, Inc.

Type of Security:	Senior Notes

Aggregate Principal Amount:	$45,000,000 The notes offered are part of and fungible with the 7.50% senior notes due April 15, 2020, of which $33,000,000 had previously been issued and sold by the Issuer on April 23, 2012

Over-allotment Option:	$6,750,000

Trade Date:	December 3, 2012

Settlement Date (T+3):	December 6, 2012

Final Maturity:	April 15, 2020

Coupon:	7.50%

Issue Price to Investors:	$25 per note (plus accrued interest from, and including, October 15, 2012 to, but excluding the issue date, which is the expected date of delivery of the notes offered)

Underwriters’ Discount:	$0.7875 per note

Proceeds to Issuer (before expenses):	$43,582,500[1]

Yield (including accrued interest):	7.4212%[2]

Yield (excluding accrued interest):	7.50%

Interest Payment Dates:	Quarterly in arrears on January 15, April 15, July 15, and October 15, commencing on January 15, 2013

Day Count Convention:	30/360, unadjusted

Redemption Provision:	In whole or in part on April 15, 2015, or on any scheduled interest payment date thereafter, at a redemption price equal to 100% of the principal amount

Denominations:	$25 denominations and $25 integral multiples thereof

Exchange:

The issuer expects that the notes will be listed on the NASDAQ Global Market under the symbol “BANCL” and the issuer will file a notification post-closing with the NASDAQ concerning the issuance of the notes as required by the NASDAQ

CUSIP/ISIN:	33589V 309 / US33589V3096

Joint Book-Running Managers:	UBS Securities LLC; Raymond James & Associates, Inc.

Lead Manager: Co-Managers:	D.A. Davidson & Co. Sterne Agee & Leach, Inc. Wunderlich Securities
Underwriting:	Certain of our directors and executive officers may purchase notes in this offering at the public offering price.

1 Plus accrued interest from October 15, 2012 to but excluding December 6, 2012.

2 A previously-filed version of this term sheet incorrectly stated the yield (including accrued interest) of the Senior Notes offered hereby. The correct yield (including accrued interest) of the Senior Notes offered hereby is 7.4212%.  No other changes have been made to the previously-filed version of this term sheet.

The Issuer has filed a registration statement (including a prospectus supplement) on Form S-3 (File No. 333-170622) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you can request the prospectus by calling UBS Securities LLC toll-free at (877) 827-6444, ext. 561 3884.